Mail Stop 4561

September 15, 2008

Jeffrey E. Smith
Chief Executive Officer
PDI, Inc.
Saddle River Executive Centre
1 Route 17 South
Saddle River, NJ 07458

>   **Re: PDI, Inc.**
>   **Form 10-K For the Fiscal Year Ended December 31, 2007**
>   **Filed March 13, 2008**
>
>   **Forms 10-Q For the Quarterly Periods Ended**
>   **March 31 and June 30, 2008**
>   **Filed May 9, 2008 and August 7, 2008**
>
>   **Definitive Proxy Statement on Schedule DEF14A**
>   **Filed April 28, 2008**
>
>   **Form 8-K**
>   **Filed June 26, 2008**
>   **File No. 333-46321**

Dear Mr. Smith:

        We have reviewed your response letter dated August 15, 2008 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 3, 2008.

Form 10-K For the Fiscal Year Ended December 31, 2007

Business, page 5

1.   We have received your response to comment 1 of our letter dated July 3, 2008. We understand that, in future filings, you will provide the name of any customer

who accounted for ten percent or more of your consolidated revenues. Please confirm that you will also provide a materially complete description of the contractual arrangements with these customers and that you will describe, to the extent necessary, any features of these agreements that deviate from your standard sales force agreements. This includes preferential pricing terms or incentives that may be derived by the counterparty. We encourage you to continue to evaluate your relationships with major customers and the impact these relationships have for purposes of implementing Item 601(b)(10)(ii)(B).

Notes to Consolidated Financial Statements

Note 2 - Investments in Marketable Securities, page F-14

2.   We note from your response to prior comment 9 that you classify certain of your held-to-maturity investments as either current or long-term assets based on when you expect these funds to be released rather than the maturity of the underlying investments. Please explain why you believe it is appropriate to consider the release date instead of the maturity date in classifying these held-to-maturity investments. That is, since you intend to hold until maturity, explain why you believe that a classification based on a release date is appropriate. Refer to the specific authoritative accounting literature that supports your position.

3.   We have read, and are considering your response to, prior comment 9. Explain why you believe that disclosing only the weighted average maturities for the short and long term investments provides sufficient disclosure regarding their contractual maturities. Indicate whether the maturity dates "cluster" near the weighted average number. Please provide us with the contractual maturities for all held-to-maturity securities, by type, in the maturity groupings set forth in paragraph 20 of SFAS 115.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have any questions regarding comments on the financial statements and related matters.

Please address questions regarding all other comments to Jay Ingram, Staff Attorney, at (202) 551-3397or Barbara C. Jacobs, Assistant Director, at (202) 551-3735. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief